40-33

811-02756 (High Yield) Branch 16

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

08041895

July 21, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-072106SEC.doc
072106 (1) vtt

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Letter to Judge from Plaintiffs' Attorney** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen Rimes /cat

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

MILBERG WEISS

Jerome M. Congress
Direct Dial: 212-946-9373
jcongress@milbergweiss.com

June 23, 2006

VIA FEDERAL EXPRESS

Honorable Keith P. Ellison
United States District Judge
United States District Court
Southern District of Texas
United States Courthouse
515 Rusk Avenue
Houston, Texas 77002

Re: *Boyce v. AIM Management Group, Inc.*, et al., No. 04-2587

Dear Judge Ellison:

You are likely aware that two partners at Milberg Weiss,[1] and the firm itself, were recently charged in an indictment returned by a grand jury in the Central District of California. The indictment alleges that, in certain specified cases, fees awarded to Milberg Weiss were improperly shared with three individuals who had served as plaintiffs.

The firm categorically denies that it engaged in any misconduct whatsoever. It intends to fight the charges vigorously, and expects to be fully vindicated.

Nevertheless, I write to advise this Court formally of the situation and to emphasize that the indictment's allegations, besides being unproven, are entirely unrelated to this proceeding. The indictment specifies the cases in which misconduct allegedly took place; this case is not among them. Moreover, the attorneys litigating this matter have not been accused of any wrongdoing. Likewise, the plaintiffs in this matter do not include any of the three individuals who are alleged in the indictment to have received improper compensation for serving in that role.

[1] The two partners, David Bershad and Steven Schulman, took voluntary leaves of absence from the firm prior to the issuance of the indictment.

Some months ago, the firm took affirmative, voluntary steps to ensure that no portion of any future fee is shared with any plaintiff. These steps include a mandatory review and approval process enforced in all cases by an independent monitor, Bart Schwartz, who is a highly respected former Chief of the Criminal Division of the U.S. Attorney's Office of the Southern District of New York.

Several courts to date have recognized that the unproven charges against the firm should have no bearing on their pending cases. *See, e.g.*, *In re Zyprexa Prods. Liability Litig.*, No. 04-MDL-1596 (E.D.N.Y.) (U.S. District Judge Jack B. Weinstein) (retaining Melvyn I. Weiss as chair of the plaintiffs' committee despite the indictment, and commenting, "I know this is an imposition, but I think it is important to have some continuation of the expertise that has been acquired: in view of your eminence at the bar, I think that you, above all, are in a position to help reconstitute the PSC") (June 1, 2006); *Simon, et al. v. KPMG LLP, et al.*, No. 05-CV-3189 (D.N.J. 2006) (U.S. District Judge Dennis M. Cavanaugh) (June 6, 2006) (granting final class certification and approving settlement with Milberg Weiss as class counsel, in face of challenge to firm based on indictment). Such sentiments are consistent with those of the U.S. Attorney herself, Debra Yang, who, in announcing the indictment on May 18, expressed her view that the firm could continue as counsel in unrelated cases: "There are a number of individuals who are at the firm who have not been complicit and who are very well respected and so I can only hope and imagine that they'll sort of step up to the forefront after today." Transcript of May 18, 2006 Press Conference of Debra Wong Yang, United States Attorney for the Central District of California.

I hope this letter addresses any concerns the Court may have. If not, I am prepared to discuss the matter or answer questions in whatever manner the Court deems appropriate.

Respectfully,

Jerome M. Congress

cc: All Counsel (via electronic mail)